EXHIBIT 99.4k


NORTHERN LIFE INSURANCE COMPANY
A ReliaStar Company
P.O. Box 12530, Seattle, Washington 98111-4530


This Endorsement is part of your Contract. The provisions of this Endorsement supersede any conflicting provisions in your Contract or in any prior endorsements.

"We" are the Northern Life Insurance Company. "You" are the Owner of the Contract according to our records. "IRC" means the Internal Revenue Code of 1986, as amended from time to time. "IRS" means the Internal Revenue Service.

I. Roth IRA Designation. Your Individual Retirement Annuity Contract is intended to qualify as a Roth IRA. The Roth IRA is defined in IRC ss 408A. By accepting this Endorsement, you designate your Contract to be a Roth IRA. In addition, you agree to do whatever the IRS requires in order to maintain your Contract as a Roth IRA. Your Contract can be used as either a Roth Conversion IRA or a Roth Non-Conversion IRA. The conversion and non-conversion Roth IRAs are defined in IRC ss 408A.

II. General Contribution Rules. You may vary the amount of your annual contributions. Contributions are subject to the limitations described in Section
III. You may make contributions after you have attained age 70 1/2. Other than conversion IRAs or rollover contributions, only cash contributions will be accepted. Qualified rollover contributions, as defined in IRC ss 408A(e), conversions and transfers from other Roth IRAs will be accepted. Such contributions are subject to any limitations set forth in your Contract. No other contributions will be accepted.

III. Limitations on Contributions. Contributions are subject to the following limitations:

A. Your contributions may not exceed the lesser of $2,000 or 100% of your compensation per tax year, or as may be limited by law. Contributions to other Roth IRAs or non-Roth IRAs may reduce your allowable contribution. This reduction is on a dollar-for-dollar basis.

B. The contribution limit for any tax year gradually reduces to $0 between certain levels of adjusted gross income ("AGI"). If you are single, the limit is phased out between AGI of $95,000 and $110,000. If you are married and file jointly, the limit is between AGI of $150,000 and $160,000. If you are married and file separately, the limit is between $0 and $10,000. AGI is defined in IRC ss 408A(c)(3).

C. The contribution limitations above do not apply to qualified rollover contributions. Nor do they apply to transfers from other Roth IRAs or conversions from non-Roth IRAs.

D. Taxpayers who are married, filing separately, with AGI in excess of $100,000 in a year, may not effect a conversion. Also, they will not be allowed to make a qualified rollover contribution to a Roth IRA for that year.

E. Future statutory changes to the above compensation limits shall be applied by substituting the revised limits, if any, for the limits described herein.

F. Active participation (as defined at IRC ss 219(g)) in an employer's qualified plan does not reduce the amount of your permissible contribution.

IV. Required Distributions. You may begin distributions from your Roth IRA during your lifetime, although you are not required to. Upon your death, distributions must be paid to your Beneficiary as follows:

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A. If your surviving spouse is not your sole Beneficiary, the remaining interest in your Contract must be redistributed. The Beneficiary must elect to take his or her distribution in one of the following ways:

1. The Beneficiary's entire interest must be distributed by December 31 of the year containing the fifth anniversary of your death.

2. The Beneficiary's entire interest must be distributed over a period not exceeding his or her life expectancy. If this alternative is selected, payments must begin by December 31 of the year following your death. Use the following method to calculate the minimum annual payment under this alternative:

Obtain the value of your entire interest in the Contract as of close of business December 31 of the preceding year.

Divide this value by the life expectancy of the Beneficiary using his or her attained age. The attained age is the Beneficiary's age as of his or her birthday in the year distributions must begin. Subtract one for each subsequent year.

Life expectancy is computed by use of the return multiples in Tables V and VI of
Section 1.72-9 of the Income Tax Regulations.

3. If your surviving spouse is the sole Beneficiary, no distribution is required at your death. The surviving spouse may choose to become the Owner of your Contract.

B. Notwithstanding the above, distributions will be made to your Beneficiary in accordance with IRS rules for minimum required distributions relating to Roth IRAs.

V. No Option Chosen. If no form of payment to the Beneficiary is chosen, we will pay the death proceeds in a lump sum to whomever is entitled to them.

VI. Penalty for Premature Distributions. If distributions under this Contract are not "qualified distributions", a penalty tax may result. Qualified distributions are defined at IRC ss 408A(d) and other applicable rules.

VII. Non-Transferability. Neither you nor your Beneficiary may transfer or assign your Contract.

VIII. Ownership Interest. Your ownership interest in your Contract is nonforfeitable.

IX. Reports. We will send you annual information as required under the IRC.

Notwithstanding anything else in your Contract, the provisions of this Endorsement are controlling. Other provisions not consistent with IRC ss 408A, related regulations, and other published guidance, will be invalid. All other terms and conditions of your Contract remain unchanged. If any terms of this Endorsement conflict with any provision of the IRC applicable to ss 408A annuities, the IRC provisions will govern.

You are responsible for compliance with IRC requirements relating to a Roth IRA. We are not liable for any tax or tax penalties on amounts paid out or applied to the Contract.

The Effective Date of this Endorsement is ______________________________________



                                            Secretary.


ROTH IRA ENDORSEMENT
Page 2
Form No. 03710 2-98